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                             SUBSCRIPTION AGREEMENT


           For and in consideration of the mutual agreements herein contained David Y.S. Chiueh, hereinafter referred to as "Subscriber" hereby agrees to purchase from Upright Growth Fund (the "Fund"), a mutual fund series of the Upright Investment Trust, and Fund agrees to sell to Subscriber 10,000 shares of capital stock of Fund, at the price of $10 per share, upon the following terms and conditions:


           Subscriber agrees to pay $100,000 to Fund.


           Fund will not issue any securities or receive any of the proceeds of this subscription until subscriptions identical in from to this one have been made by not more than 25 persons (which shall include Subscriber) to purchase from Fund securities for an aggregate net amount, which plus Fund's then net worth will equal at least $100,000.


           In the event that such aggregate net amount of cash has been paid in and Fund has a net worth of at least $100,000 within 90 days after such registration statement has become effective, then this subscription shall be in full force and effect; and Fund may retain all funds tendered to it.

           Subscriber agrees that the shares are being purchased for investment with no present intention of reselling or redeeming said shares.



           Subscribers of shares of the Upright Growth Fund


 By:    /s/ David Y.S. Chiueh                     Date: June 27, 1998
            David Y.S. Chiueh


             Subscription agree to Upright Growth Fund


By:   /s/ David Y.S. Chiueh                      Date:  June 27, 1998
          David Y.S. Chiueh
          President
          Board of Trustees
          Upright Growth Fund
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